# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of issuer*

Pure Green Franchise Corp.

*Legal status of issuer*

      *Form*

      C-Corporation

      *Jurisdiction of Incorporation/Organization*

      New York

      *Date of organization*

      August 19, 2019

*Physical address of issuer*

60 East 8th Street, New York, NY 10003

*Website of issuer*

https://www.puregreenfranchise.com

*Name of intermediary through which the offering will be conducted*

OpenDeal Portal LLC dba "Republic"

*CIK number of intermediary*

0001751525

*SEC file number of intermediary*

007-00167

*CRD number, if applicable, of intermediary*

283874

***Name of qualified third party "Escrow Agent" which the Offering will utilize***

Prime Trust LLC

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the intermediary.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of securities sold in the offering.

***Type of security offered***

Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

***Target number of Securities to be offered***

25,000

***Price (or method for determining price)***

$1.00

***Target offering amount***

$25,000

***Oversubscriptions accepted:***
- ☑ Yes
- ☐ No

***Oversubscriptions will be allocated:***
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Company's discretion

***Maximum offering amount (if different from target offering amount)***

$1,070,000

***Deadline to reach the target offering amount***

June 2, 2020

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees***

The Company currently has two employees.

|  | Most recent fiscal year-end (2019) | Prior fiscal year-end (2018) |
|---|---|---|
| **Total Assets** | $46,151 | $108,505 |
| **Cash & Cash Equivalents** | $19,725 | $21,543 |
| **Accounts Receivable** | $4,524 | $4,804 |
| **Short-term Debt** | $11,411 | $8,425 |
| **Long-term Debt** | $118,963 | $211,264 |
| **Revenues/Sales** | $2,692,030 | $2,660,207 |
| **Cost of Goods Sold** | $960,210 | $783,098 |
| **Taxes Paid** | $11,411 | $8,425 |
| **Net Income** | $29,197 | $21,558 |

Pure Green Franchise Corp. (the "Company") was incorporated in New York City on August 19, 2019. These financial statements are pro forma financial statements that includes the Company's subsidiaries Pure Green Boerum Place Corp, Pure Green 10th Street Corp, and Pure Green 62nd Street Corp, which were incorporated on September 26, 2016, Pure Green 8th Street Corp, which was incorporated on September 27, 2016, and Pure Green 45th Street Corp, which was incorporated on March 23, 2017. The Company did not begin operations until 2019, but these financial statements include the financial results from the other companies that now operate as wholly-owned subsidiaries to Pure Green Franchise Corp. as though Pure Green Franchise Corp. had been operating alongside them the entire time.

*The jurisdictions in which the issuer intends to offer the Securities:*

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ross Franklin
_____
(Signature)

Ross Franklin
_____
(Name)

Chief Executive Officer and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Ross Franklin
_____
(Signature)

Ross Franklin
_____
(Name)

Chief Executive Officer and Director
_____
(Title)

February 4, 2020
_____
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

# EXHIBIT A
## OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
## (EXHIBIT A TO FORM C)

**February 4, 2020**

**Pure Green Franchise Corp.**



**Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)**

Pure Green Franchise Corp. ("**Pure Green Franchise**", "**Pure Green**", the "**Company**", "**we**", "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The minimum target offering amount is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Amount and up to $1,070,000 under Regulation CF from Investors in the offering of Securities described in this Form C-A (this "**Offering**"). This Offering is being conducted under Regulation CF on a best-efforts basis and the Company must raise an amount equal to or greater than the Target Amount by June 2, 2020 (the "**Offering Deadline**"). Unless the Company raises at least the Target Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The rights and obligations of the holders of the Securities are set forth below in the section entitled "THE OFFERING AND THE SECURITIES—The Securities". In order to purchase the Securities, a prospective Investor must complete the purchase process through the Company's intermediary's, OpenDeal Portal LLC dba Republic (the "**Intermediary**"), portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any of the Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any document(s) or literature related to this Offering.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update**

**publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

## Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

## Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.puregreenfranchise.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

## Updates

Updates on the status of this Offering may be found at: https://www.republic.co/puregreen

## About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate this Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

**The Business**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Pure Green Franchise Corp. is a retail juice bar franchise that was incorporated in New York on August 19, 2019. The business of the Company was previously operated as a part of Pure Green International Corp. Pursuant to a restructuring agreement, dated January 30, 2019, the business of the Company was transferred to our founder and Chief Executive Officer, Ross Franklin, who later formed the Company as a separate entity. The Company is an affiliate of Pure Green International Corp and its subsidiaries, Pure Green Wholesale LLC and Pure Green NYC Wholesale Crop.

The Company is located at 60 East 8th Street, New York, NY 10003.

The Company's website is https://www.puregreenfranchise.com/.

The Company conducts business through the following entities:

1. Pure Green NYC 10th Street Corp;
2. Pure Green NYC 8th Street Corp;
3. Pure Green NYC 45th Street Corp;
4. Pure Green NYC 62nd Street Corp; and
5. Pure Green NYC Boerum Place Corp (collectively, the "**Existing Locations**").

The Existing Locations are wholly owned subsidiaries of the Company. While the Company may look to expand or reduce the number of Company-owned locations, references in this Form C to "franchises" do not necessarily refer to Company-owned locations. Notwithstanding the previous sentence, risks associated with "franchises" are attributable to the Existing Locations and any future Company-owned locations as well.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/puregreen and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Minimum Amount of Units of Crowd SAFE being Offered** | $25,000 |
| **Total Units of Crowd SAFEs Outstanding after Offering (if Target Amount is Sold)** | 25,000* |
| **Maximum Amount of Units of Crowd SAFE being Offered** | $1,070,000 |
| **Total Units of Crowd SAFEs Outstanding after Offering (if Maximum Amount is Sold)** | 1,070,000* |
| **Purchase Price Per Security** | $1.00 |
| **Minimum Investment Amount Per Investor** | $100 |
| **Offering Deadline** | June 2, 2020 |
| **Use of Proceeds** | See the description of the use of proceeds on page 17 hereof. |
| **Voting Rights** | See the description of the voting rights on page 27 hereof. |

*The total number of Units of Crowd SAFE outstanding is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The company reserves the right to amend the minimum individual purchase amount, in its sole discretion. For example, the Company may elect to participate in one of the Intermediary's special investment programs, which may require the Company to offer alternative minimum individual purchase amounts to Investors without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the Company will pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive two percent (2%) of the Securities being issued in this Offering.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $100.00 | $6.00 | $94.00 |
| **Aggregate Target Offering Amount** | $25,000.00 | $1,500.00 | $23,500.00 |
| **Aggregate Maximum Offering Amount** | $1,070,000.00 | $64,200.00 | $1,005,800 |

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive two percent (2%) of the Securities being issued in this Offering.
(3)   The company reserves the right to amend the minimum individual purchase amount, in its sole discretion. For example, the Company may elect to participate in one of the Intermediary's special investment programs, which may require the Company to offer alternative minimum individual purchase amounts to Investors without notice.

**RISK FACTORS**

*The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

*We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

*We may not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any security convertible into shares of our capital stock, including the Securities.*

Currently, our authorized capital stock consists of 10,000 shares of common stock, of which 10,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized capital stock to be able to obtain funding by issuing shares of our capital stock or securities convertible into shares of our capital stock. We may also not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any security convertible into shares of our capital stock, including the Securities. The Company intends to amend its certificate of incorporation after the conclusion of the Offering to increase the number of authorized capital stock.

*The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.*

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

*We may face potential difficulties in obtaining capital.*

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

*If we are unable to continue to increase the number of franchise locations, our ability to maintain profitability may be adversely affected.*

Increasing the number of franchise locations will depend in part on the success of our advertising and promotion of new and existing menu items and consumer acceptance. We cannot assure that our advertising and promotional efforts will in fact be successful. If our franchise locations decrease, and our other operating costs increase, our ability to maintain profitability will be adversely affected.

***New franchise locations, when and if opened, may not be profitable, if at all, for several months.***

We anticipate that our new franchise locations, when and if opened, will generally take several months to reach normalized operating levels due to inefficiencies typically associated with new businesses, including lack of market awareness, the need to hire and train a sufficient number of employees, operating costs, which are often materially greater during the first several months of operation than thereafter, preopening costs and other factors. In addition, franchise locations opened in new markets may open at lower average weekly sales volumes than franchise locations opened in existing markets, and may have higher operating expenses than franchise locations in existing markets. Sales at franchise locations opened in new markets may take longer to reach average annual franchise locations' sales, if at all, thereby affecting the profitability of these company locations.

***Sites for new franchise locations may be difficult to acquire.***

Opening franchise locations in high-traffic and readily accessible areas is an important factor for our success. We intend to continue to open Pure Green retail locations in college towns, key locations in major cities and strip malls with strong anchor tenants, such as health-oriented supermarkets and major fitness brands. Since suitable locations are in great demand, in the future, we may not be able to obtain optimal sites for new franchise locations at a reasonable cost or at all. In addition, we cannot assure you that the sites we do open will be successful.

***Our operations are susceptible to the cost of and changes in food availability which could adversely affect our operating results.***

Our profitability depends in part on our ability to anticipate and react to changes in food costs. Various factors beyond our control, including adverse weather conditions, governmental regulation, production, availability, recalls of food products and seasonality may affect our food costs or cause a disruption in our supply chain. Changes in food prices and availability could materially adversely affect our profitability. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu prices, and a failure to do so could adversely affect our operating results. In addition, we may not be able to pass along higher costs through price increases to our customers.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, we are dependent on Ross Franklin, our founder and Chief Executive Officer, and Michael Cecchini, our Director of Operations. The Company has or intends to enter into employment agreements with Mr. Franklin and Mr. Cecchini; however, there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Mr. Franklin and Mr. Cecchini, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our franchisees could take actions that could harm our business.***

Franchisees are independent contractors and are not our employees. We provide training and support to franchisees; however, franchisees operate their locations as independent businesses. Consequently, the quality of franchised locations may be diminished by any number of factors beyond our control. Moreover, franchisees may not successfully operate in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other personnel. Our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could decline significantly, if our franchisees do not operate successfully.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***The consolidation of the Existing Locations into subsidiaries under the Company could have violated material agreements.***

The Existing Locations previously existed as affiliate entities under common control with the Company but were not subsidiaries. The reorganization and consolidation of the Existing Locations into wholly-owned subsidiaries of the Company may have violated the terms of certain loans and leases of the Existing Locations and the Company will be required to seek waivers or amendments to the terms of such agreements. In addition, there may be negative tax consequences to the reorganization of the Company. The Company has agreed to be responsible for any adverse tax consequences to Ross Franklin that may result from the consolidation of the Existing Locations. If the Company is unable to get the required waivers and amendments from the counterparties to such agreements, or if there are unintended tax consequences that the Company may be liable for, the effects could be substantial and could have a material adverse effect on the Company.

***The franchise industry is highly regulated.***

We are subject to regulation in every state that we open franchise locations in, and failure to comply with applicable regulatory requirements may adversely affect our business, financial condition and results of operations. In particular, the laws and regulations governing franchised businesses are extremely complex and in some instances there are no clear regulatory or judicial interpretations of these laws and regulations, which increase the risk that we may be found to be in violation of these laws.

***Changes in government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

**In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.**

**Risks Related to the Offering**

***The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions with respect to securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Offering reaches its Target Amount after 21calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investor 5 business days' prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

**Risks Related to the Securities**

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.***

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stock holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

***Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.***

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit E.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Crowd SAFE agreement. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any preferred stock holders, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

**Legal Matters**

Any prospective Investor should consult with their own counsel and advisors in evaluating an investment in the Offering.

**Additional Information**

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

**BUSINESS**

**Description of the Business**

Pure Green Franchise is a retail juice bar franchise offering a core menu of handcrafted smoothies, acai bowls and cold pressed juice. Pure Green retail locations range between 500 square feet to 900 square feet and the company is in the process of franchising locations in all major cities in the United States. Our small location foot-print and low franchise all-in start-up costs allow for rapid scalability of franchised locations. Pure Green is on a mission to build healthier communities around the globe.

**Business Plan**

Pure Green Franchise plans to expand across the United States by opening more locations through selling Existing Locations and franchises to franchisees.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Existing Pure Green Stores | 5 Existing Stores | NY |
| Pure Green Franchises | Locations in Development | FL, IL |

**Competition**

What makes Pure Green unique as a juice bar franchise is the ability for Pure Green franchisees to purchase fully manufactured cold pressed juice at special wholesale pricing. Competitors in the juice bar franchise space require franchisees to purchase expensive cold pressed juice equipment, which cause high start-up costs and also require franchisees to adhere to juice manufacturing regulation by the FDA and state. Pure Green franchisees don't have the burden of incurring large juice equipment start-up costs and they don't have to deal with manufacturing regulation or incur high labor fees from juice production. This is a major distinctive advantage Pure Green has, as a juice bar franchise, over competitors like Clean Juice, Nektar and Planet Smoothie among others.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors should independently research the Company's industry to learn about its prospects and competition.

**Customer Base**

Pure Green's customer base are people that place a high value on their health and people who are looking to transition to a healthier lifestyle. Pure Green looks to open franchise locations in areas that have a high level of foot traffic, are heavy corporate areas, college towns, key locations in major cities or strip malls with strong anchor tenants, such has health-oriented supermarkets and major fitness brands.

**Supply Chain**

We obtain our parts and packaging through different sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes due to price increase or negative shifts in quality.

**Intellectual Property**

While we do not own any intellectual property, Pure Green International Corp has agreed to provide us with an exclusive license to use its trademark(s), service mark(s), future registered trademark(s) and service mark(s), brand communication rights, physical retail store concepts and designs, store trade secrets, and current and future recipes of made-in-store products.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

There is currently an American Disability Act lawsuit pending against the Existing Location at 60 East 8th Street. Such Existing Location was named alongside the landlord in the suit. The Company has been working with the landlord to get the case resolved and expects the lawsuit to be resolved in the Company's favor without incurring any settlement fees.

There is also a pending lawsuit against Pure Green International Corp. by one of the holders of the Notes (as defined below) with regards to default. Pure Green International Corp. is in the processes of curing the purported default. Pure Green Franchise Corp is independent of this lawsuit and was not named in the lawsuit. We do not expect there to be any monetary costs to Pure Green Franchise Corp. For more information on the Notes and how they relate to the Company, please see the section titled "CAPITALIZATION AND OWNERSHIP".

## USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. The proceeds remaining after meeting the Offering expenses will be used as follows:

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 6.00% | $1,500 | 6.00% | $64,200 |
| Working Capital | 54.00% | $13,500 | 54.00% | $577,800 |
| Marketing | 8.00% | $2,000 | 8.00% | $85,600 |
| Training & Development | 12.00% | $3,000 | 12.00% | $128,400 |
| Hiring | 20.00% | $5,000 | 20.00% | $214,000 |
| Total | 100% | $25,000 | 100% | $1,070,000 |

This Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Generally, we intend to use the proceeds from this Offering in the following ways:

Working Capital:

The Company intends to use a portion of the proceeds raised in this Offering to open several new Company-owned locations in 2020. The Company was invited to be the only third-party kiosk in the opening of a world-class food hall in New York City slated to open in Q2 of 2020. The Company also has several offers for potential Company-owned locations pending. In addition, one of the Company's competitors recently went out of business and several viable key locations are available for rent.

Marketing:

The Company intends to use a portion of the proceeds raised in this Offering to continue to invest in marketing with the goal of attracting new franchisees and customers. Our marketing strategy is two-fold: (i) content marketing built around search engine optimization, targeting keywords to attract franchisees and to elevate our existing franchisees' respective page on our website's search engine presence; and (ii) get key placements in high-end digital media with white-hat links on high domain authority publications, including pay-per-click advertising campaigns designed to attract customers to our existing locations and new franchisees.

Training & Development:

The Company intends to use a portion of the proceeds raised in this Offering to provide training and develop the skills of our franchisees. In an effort to support franchisees, Pure Green's corporate team members will attend new store launches and make regular in-person visits to franchisee locations.

Hiring:

The Company intends to use a portion of the proceeds raised in this Offering to hire additional corporate team members to support new franchisees as the number of franchisees across the company grow.

## DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Ross Franklin | Founder, Director and Chief Executive Officer<br><br>(Principal Executive Officer and Principal Accounting Officer) | and Chief Executive Officer of the Company<br><br>2017-2019: Founder and Chief Executive Officer of Pure Green International Corp | Graduated Wheaton College in 2002 with a Bachelor of Arts Degree with a major in biology and a dual minor in both psychology and art history.<br><br>One Year on exchange at Wellesley College in 2001 |
| Michael Cecchini | Director of Operations | Operations<br><br>2017-2019: Director of Operations for Pure Green International Corp | Graduated University of Cincinnati in 2010 with a Bachelor of Fine Arts in Theatre Design & Production |

*Indemnification*

Indemnification is authorized by the Company to officers and directors acting in their professional capacity pursuant to New York law. Indemnification may include expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*

The Company currently has two employees.

# CAPITALIZATION AND OWNERSHIP

## Capitalization

The business of the Company was previously operated as a part of Pure Green International Corp, which raised $1,796,000 through the issuance of convertible promissory notes (the "**Notes**"). The Company is no longer a part of Pure Green International Corp and operates as a separate entity; however, the Company intends to enter into an arrangement with the purchasers of the Notes whereby approximately $405,000 of the Notes will become convertible into securities of the Company (the "**Company Notes**"). Prior to this Offering, upon effecting the conversion of the Company Notes, the holders of the Company Notes would own approximately 2.53% of the Company. Calculating the percentage ownership of the Company held by the Company Note holders prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of Company Notes are triggered pursuant to their terms prior to this Offering; (ii) the Company Notes covert into common stock or into securities convertible, exercisable or exchangeable into common stock on a 1-to-1 basis; (iii) all fractional shares will be rounded up to the nearest whole share; and (iv) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the holders of the Company Notes upon conversion.

Since becoming a separate entity, the Company has not conducted any capital raises, and has only issued the following securities:

| | |
|---|---|
| **Type of Security** | Common Stock |
| **Amount Outstanding** | 10,000 shares |
| **Par Value per Share** | $0.001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | Not applicable |
| **How this security may limit, dilute or qualify the Securities** | Not applicable |
| **Percentage ownership of the Company by the holders of such Security** | 100% |

The Company has outstanding debt through the following Existing Locations:

| | |
|---|---|
| **Franchised Location** | Pure Green NYC 8th Street Corp |
| **Type of Debt** | Loan |
| **Amount Outstanding** | $40,697.98 |
| **Repayment Rate** | 12.25% |
| **Description of Collateral** | None |
| **Other Material Terms** | (1) |
| **Maturity Date** | June 2, 2021 |

(1) If the Company defaults on the loan, upon receiving written notice, the Company may have to repay the loan balance within five (5) business days of receiving a demand for such repayment, unless a longer period is specified. Additionally, any past due amounts may be debited from the Company's linked bank account and/or the Company's repayment rate may be temporarily or permanently increased.

| | |
|---|---|
| **Franchised Location** | Pure Green NYC 10th Street Corp |
| **Type of Debt** | Loan |
| **Amount Outstanding** | $21,977.56 |
| **Repayment Rate** | 11.5% |
| **Description of Collateral** | None |
| **Other Material Terms** | (1) |
| **Maturity Date** | April 24, 2021 |

(1) If the Company defaults on the loan, upon receiving written notice, the Company may have to repay the loan balance within five (5) business days of receiving a demand for such repayment, unless a longer period is specified. Additionally, any past due amounts may be debited from the Company's linked bank account and/or the Company's repayment rate may be temporarily or permanently increased.

| | |
|---|---|
| **Franchised Location** | Pure Green NYC 45th Street Corp |
| **Type of Debt** | Loan |
| **Amount Outstanding** | $31,984.10 |
| **Repayment Rate** | 11.5% |
| **Description of Collateral** | None |
| **Other Material Terms** | (1) |
| **Maturity Date** | March 11, 2021 |

(1) If the Company defaults on the loan, upon receiving written notice, the Company may have to repay the loan balance within five (5) business days of receiving a demand for such repayment, unless a longer period is specified. Additionally, any past due amounts may be debited from the Company's linked bank account and/or the Company's repayment rate may be temporarily or permanently increased.

Additionally, the Existing Locations entered into agreements with Behalf, Inc. ("**Behalf**"). Behalf is a digital platform that facilitates payments by extending net terms and financing to businesses. The following Existing Locations have the following outstanding loans from Behalf:

| | |
|---|---|
| **Franchised Location** | Pure Green NYC 8th Street Corp |
| **Type of Debt** | Loan Facility |
| **Amount Outstanding** | 13,887.48 |
| **Weekly Fees** | $10 for every $1,000 outstanding each month |
| **Description of Collateral** | None |
| **Other Material Terms** | (1) |
| **Termination** | The lender may terminate this agreement immediately upon notice to Pure Green NYC 8th Street Corp at any time. |

(1) Pure Green NYC 8th Street Corp shall not sell, dispose, convey or otherwise transfer its business or assets without the express prior written consent of the lender. Pure Green NYC 8th Street Corp shall not enter into an agreement for the purchase and sale of any future receivables, or for any other type of financing with any entity other than the lender without the lender's prior written consent.

| | |
|---|---|
| **Franchised Location** | Pure Green NYC 10th Street Corp |
| **Type of Debt** | Loan Facility |
| **Amount Outstanding** | $3,324.28 |
| **Weekly Fees** | $10 for every $1,000 outstanding each month |
| **Description of Collateral** | None |
| **Other Material Terms** | (1) |
| **Termination** | The lender may terminate this agreement immediately upon notice to Pure Green NYC 10th Street Corp at any time. |

(1) Pure Green NYC 10th Street Corp shall not sell, dispose, convey or otherwise transfer its business or assets without the express prior written consent of the lender. Pure Green NYC 10th Street Corp shall not enter into an agreement for the purchase and sale of any future receivables, or for any other type of financing with any entity other than the lender without the lender's prior written consent.

| | |
|---|---|
| **Franchised Location** | Pure Green NYC 45th Street Corp |
| **Type of Debt** | Loan Facility |
| **Amount Outstanding** | $25,736.22 |
| **Weekly Fees** | $10 for every $1,000 outstanding each month |
| **Description of Collateral** | None |
| **Other Material Terms** | (1) |
| **Termination** | The lender may terminate this agreement immediately upon notice to Pure Green NYC 45th Street Corp at any time. |

(1) Pure Green NYC 45th Street Corp shall not sell, dispose, convey or otherwise transfer its business or assets without the express prior written consent of the lender. Pure Green NYC 45th Street Corp shall not enter into an agreement for the purchase and sale of any future receivables, or for any other type of financing with any entity other than the lender without the lender's prior written consent.

| Franchised Location | Pure Green NYC 62nd Street Corp |
|---|---|
| Type of Debt | Loan Facility |
| Amount Outstanding | $300.65 |
| Weekly Fees | $10 for every $1,000 outstanding each month |
| Description of Collateral | None |
| Other Material Terms | (1) |
| Termination | The lender may terminate this agreement immediately upon notice to Pure Green NYC 62nd Street Corp at any time. |

(1) Pure Green NYC 62nd Street Corp shall not sell, dispose, convey or otherwise transfer its business or assets without the express prior written consent of the lender. Pure Green NYC 62nd Street Corp shall not enter into an agreement for the purchase and sale of any future receivables, or for any other type of financing with any entity other than the lender without the lender's prior written consent.

| Franchised Location | Pure Green NYC Boerum Place Corp |
|---|---|
| Type of Debt | Loan Facility |
| Amount Outstanding | $12,125.07 |
| Weekly Fees | $10 for every $1,000 outstanding each month |
| Description of Collateral | None |
| Other Material Terms | (1) |
| Termination | The lender may terminate this agreement immediately upon notice to Pure Green NYC Boerum Place Corp at any time. |

(1) Pure Green NYC Boerum Place Corp shall not sell, dispose, convey or otherwise transfer its business or assets without the express prior written consent of the lender. Pure Green NYC Boerum Place Corp shall not enter into an agreement for the purchase and sale of any future receivables, or for any other type of financing with any entity other than the lender without the lender's prior written consent.

**Ownership**

All of the outstanding stock of the Company is owned by Ross Franklin.

Below are the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Ross Franklin | 10,000 shares of common stock | 100% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.**

### Operations

Pure Green Franchise Corp. (the "**Company**") was incorporated on August 19, 2019 under the laws of the State of New York, and is headquartered in New York City. The Company is a retail juice bar franchise with multiple Company-owned locations.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of January 21, 2020, the Company had an aggregate of $21,624.40 in cash and is cash flow positive. Cash comes from loans and the sale of products through the Existing Locations.

### Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company makes revenue from the Existing Locations in the form of sales, including in-store transactions, deliveries, and catering. The Company intends for there to be royalty revenues upon the opening of non-corporate owned franchises and receipt of an exclusive license from Pure Green International Corp to use its trademark(s), service mark(s), future registered trademark(s) and service mark(s), brand communication rights, physical retail store concepts and designs, store trade secrets, and current and future recipes of made-in-store products.

### Capital Expenditures and Other Obligations

The company plans to open three new Company-owned locations in 2020.

### Valuation

The Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily.

## MATERIAL CHANGES AND OTHER INFORMATION

### Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures.

### Previous Offerings of Securities

On August 19, 2019, we issued 10,000 shares of our common stock to our founder and Chief Executive Officer for an aggregate total of $10 pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act. We have not issued any other securities during the last three years.

See the section titled "CAPITALIZATION AND OWNERSHIP" for more information regarding the securities issued in our previous offerings of securities.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is attempting to raise a minimum amount of $25,000 (the "**Target Amount**"), and is offering up to $1,070,000 (the "**Maximum Amount**") worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this **"Offering"**). The Company must receive commitments from Investors in an amount totaling or exceeding the Target Amount by June 2, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to end or extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to the Maximum Amount and any additional Securities will be allocated at the Company's discretion.

This Offering is being made through OpenDeal Portal LLC dba Republic (the "**Intermediary**"). In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary and agree to comply with the Intermediary's policies, including the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Investor funds will be held in escrow with Prime Trust LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment at any time until 48 hours prior to the Offering Deadline or applicable closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

**If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Securities indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor. Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment. The cancellation of any investment commitments must be requested through the Intermediary at least 48 hours prior to the Offering Deadline or applicable closing.**

In the event an amount equal to two (2) times the Target Amount is reached prior to the Offering Deadline, on such date (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b)), the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until the 48 hours before the new offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline. The Company may only conduct another close before the Offering Deadline if (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription agreements are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, which is subject to adjustment in the Company's sole discretion.

**PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

*Commission/Fees*

Six percent (6%) of the amount raised in this Offering.

*Stock, Warrants and Other Compensation*

Two percent (2%) of the Securities being issued in this Offering.

*Transfer Agent and Registrar*

The Company has, or will shortly after the issuance of the Securities, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Securities.

*Authorized Capitalization*

At the initial closing of this Offering (if the Target Amount is sold), our authorized capital stock will consist of 10,000 shares of common stock, par value $0.001 per share, of which 10,000 shares of common stock will be issued and outstanding.

**The Securities**

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit E, in conjunction with the following summary information.

*Not Currently Equity Interests*

The Securities are not equity interests in the Company and merely provide a right to receive equity at some point in the future, upon the occurrence of certain events.

*Dividends*

The Securities do not entitle Investors to any dividends.

*Conversion*

Upon each future equity financing of gross proceeds greater than $4,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such Equity Financing, except (1) they do not provide for the right to vote on any matters except as required by law, (2) they require holders to vote in accordance with the majority of the new money investors in such future Equity Financing with respect to any such required vote and (3) they do not provide for any inspection or information rights (other than those required by law). The Company has no obligation to convert the Securities in any future financing or at all.

*Conversion Upon the First Equity Financing*

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $12,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 90%.

The price, as determined by (a) or (b) immediately above, shall be deemed the "**First Financing Price**" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

### Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. The First Financing Price in such an instance will be deemed to be the lowest price per share calculated pursuant to the terms of the Securities in the first Equity Financing.

### Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (as defined below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $12,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any "person" or "group" becomes the "beneficial owner", directly or indirectly, of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

### Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

### Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $50,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing in the Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

### Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of common stock upon a Dissolution Event and (iii) and all holders of common stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

### Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares of CF Shadow Securities to the Investors pursuant to the conversion provisions of the Crowd SAFE agreement; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

### Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

### Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events can dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "Pro-Rata Rights of Major Investors," above, and the Crowd SAFE agreement.

### Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

### Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

On February 3, 2020, Ross Franklin contributed his interest in all of the outstanding capital stock of the Existing Locations to the Company in order to consolidate the Existing Locations into subsidiaries of the Company. In return, the Company agreed to be responsible for all of the liabilities of the Existing Locations and for any adverse tax consequences to Ross Franklin that may result from the consolidation of the Existing Locations.

Karen Franklin, the mother of our founder and Chief Executive Officer, invested $50,000 in Pure Green International Corp. in the form of a convertible promissory note. Please see the section titled "CAPITALIZATION AND OWNERSHIP" for more information regarding this note.

**EXHIBIT B**

*Disclaimers*

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

PRIME TRUST LLC (THE "**ESCROW AGENT**") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

**Forward Looking Statement Disclosure**

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

***Disclaimer of Television, Radio, Podcast and Streaming Presentation***

The Company's officers may participate in the filming or recording of various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

**EXHIBIT C**
*Financials*



A. ANDREW GIANIODIS
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Pure Green Franchise Corp.
Madison, Wisconsin

We have reviewed the accompanying balance sheet of Pure Green Franchise Corp. as of December 31, 2019 and 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

ACCOUNTANT'S RESPONSIBILITY

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

CPA

A. Andrew Gianiodis, Certified Public Accountant
Amherst, NY
January 29, 2020

279 Niagara Falls Blvd. Amherst, New York 14226 716 – 510-6068

PURE GREEN FRANCHISE CORP.

Unaudited Pro Forma Financial Statements for the

Years Ending December 31, 2019 and 2018

**PURE GREEN FRANCHISE CORP.**
**PRO FORMA BALANCE SHEET**
**As of December 31, 2019 and 2018**
**(Unaudited)**

| ASSETS | | **2019** | | **2018** |
|---|---|---|---|---|
| Current Assets | | | | |
| Cash and cash equivalents | $ | 19,725 | $ | 21,543 |
| Other receivables | | 4,524 | | 4,804 |
| Prepaid expenses | | 21,902 | | 82,158 |
| Total Current Assets | | 46,151 | | 108,505 |
| Fixed assets, net of amortization and depreciation | | 385,574 | | 434,838 |
| Total Assets | $ | 431,725 | $ | 543,343 |
| LIABILITIES AND STOCKHOLDER'S EQUITY | | | | |
| Current Liabilities | | | | |
| Accrued income tax | $ | 11,411 | $ | 8,425 |
| Long-Term Liabilities | | | | |
| Loan | | 118,963 | | 211,264 |
| Total Liabilities | | 130,374 | | 219,689 |
| STOCKHOLDER'S EQUITY | | | | |
| Common Stock, $0.001 par value, 10,000 shares authorized 10,000 shares issued and outstanding | | 100 | | 100 |
| Additional paid-in capital | | 15,710 | | 67,210 |
| Retained earnings | | 285,541 | | 256,344 |
| Total Stockholder's Equity | | 301,351 | | 323,654 |
| Total Liabilities and Stockholder's Equity | $ | 431,725 | $ | 543,343 |

279 Niagara Falls Blvd.     Amherst, New York 14226     716 – 510-6068

**PURE GREEN FRANCHISE CORP.**
**PRO FORMA STATEMENT OF OPERATIONS**
**For Years Ending December 31, 2019 and 2018**
**(Unaudited)**

|  | **2019** | **2018** |
|---|---|---|
| Revenues | $ 2,692,030 | $ 2,660,207 |
| Cost of revenues | 960,210 | 783,098 |
| Gross profit | 1,731,820 | 1,877,109 |
|  |  |  |
| Operating expenses |  |  |
| General and administrative | 917,294 | 1,035,457 |
| Rent | 518,951 | 575,331 |
| Legal and professional | 103,232 | 93,090 |
| Utilities | 68,893 | 66,370 |
| Sales and advertising | 15,843 | 16,647 |
| Total operating expenses | 1,624,213 | 1,786,895 |
|  |  |  |
| Net operating income | 107,607 | 90,214 |
|  |  |  |
| Other income | 9,423 | 0 |
|  |  |  |
| Other expenses |  |  |
| Amortization expense | 48,872 | 48,871 |
| Interest expense | 22,393 | 8,200 |
| Depreciation expense | 5,157 | 3,160 |
| Total other expenses | 76,422 | 60,231 |
|  |  |  |
| Net other Income | (66,999) | (60,231) |
|  |  |  |
| Net pre-tax income | 40,608 | 29,983 |
|  |  |  |
| Income tax expense | 11,411 | 8,425 |
|  |  |  |
| Net income | $ 29,197 | $ 21,558 |

279 Niagara Falls Blvd.        Amherst, New York 14226        716 – 510-6068

**PURE GREEN FRANCHISE CORP.**
**PRO FORMA STATEMENT OF STOCKHOLDER'S EQUITY**
**For Years Ending December 31, 2019 and 2018**
**(Unaudited)**

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | **Shares** | **Par Value** | | | |
| Balance as of January 1, 2018 | 10,000 | $ 100 | $ 67,210 | $ 234,786 | $ 302,096 |
| Net Income | 0 | 0 | 0 | 21,558 | 21,558 |
| Balance as of December 31, 2018 | 10,000 | 100 | 67,210 | 256,344 | 323,654 |
| Distribution to shareholder | 0 | 0 | (51,500) | 0 | (51,500) |
| Net Income | 0 | 0 | 0 | 29,197 | 29,197 |
| Balance as of December 31, 2019 | 10,000 | $ 100 | $ 15,710 | $ 285,541 | $ 301,351 |

# PURE GREEN FRANCHISE CORP
## PRO FORMA STATEMENT OF CASH FLOWS
### For Years Ending December 31, 2019 and 2018
### (Unaudited)

|  | 2019 | 2018 |
|---|---|---|
| **Operating Activities** | | |
| Net Income | $    29,197 | $    21,558 |
| Adjustments to reconcile net income | | |
|     to net cash provided by operations: | | |
| Add-in amortization | 48,872 | 48,872 |
| Add-in depreciation | 5,158 | 3,160 |
| Changes in operating assets and liabilities | | |
| (Increase) Decrease in undeposited funds | 280 | (4,804) |
| (Increase) Decrease in prepaid expenses | 60,256 | (80,093) |
| Increase (Decrease) in accrued income tax | 2,986 | 8,425 |
| | | |
| Net cash used in operating activities | 146,749 | (2,882) |
| | | |
| **Investing Activities** | | |
| Purchase of equipment | (4,766) | (15,207) |
| | | |
| Net change in cash from investing activities | (4,766) | (15,207) |
| | | |
| **Financing Activities** | | |
| Increase (Decrease) in loan | (92,301) | 37,351 |
| Distribution to shareholder | (51,500) | 0 |
| | | |
| Net change in cash from financing activities | (143,801) | 37,351 |
| | | |
| Net change in cash and cash equivalents | (1,818) | 19,262 |
| | | |
| Cash and cash equivalents at beginning of period | 21,543 | 2,281 |
| Cash and cash equivalents at end of period | $    19,725 | $    21,543 |

279 Niagara Falls Blvd.        Amherst, New York 14226        716 – 510-6068

**PURE GREEN FRANCHISE CORP.**
**NOTES TO PRO FORMA FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2019**

NOTE 1 – NATURE OF OPERATIONS

Pure Green Franchise Corp. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in New York City on August 19, 2019. The Company sells health foods including smoothies, food bowls, and cold pressed juice. The Company's headquarters are in New York, New York. The consolidation includes the entities Pure Green Boerum Place Corp, Pure Green 10th Street Corp, and Pure Green 62nd Street Corp, which were incorporated on September 26, 2016, Pure Green 8th Street Corp, incorporated on September 27, 2016, and Pure Green 45th Street Corp, incorporated on March 23, 2017. The companies began operations in 2016. Pure Green Franchise Corp. did not begin operations until 2019, but these financial statements include the financial results from the other companies that now operate as subsidiaries to Pure Green Franchise Corp. as though Pure Green Franchise Corp. had been operating alongside them the entire time.

The Company has a limited operating history. These matters raise concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

279 Niagara Falls Blvd. Amherst, New York 14226 716 – 510-6068

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018 and 2017, the Company had $19,725 and $21,543 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2018.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The accrued tax liability for years ending December 31, 2019 and 2018 were $11,411 and $8,425, respectively. The tax liability is calculated using 21% tax rate for federal, and 7.1% tax rate for New York. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2019 and 2018 the Company recognized $2,692,030 and $2,660,207 in revenue, net of discounts and refunds, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Due to the nature of the business and that customers do not have the option to not pay at the time of purchase, there are no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that the Company receives or expects to receive for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective for annual periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019. This update does not have an effect on the Company's financial statements.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of equipment and leasehold improvements. Depreciation is calculated using the straight-line method over a period of 5 years. Amortization is calculated using the straight-line method over the period of the lease, which is estimated at ten years. As of December 31, 2019 and 2018 the Company had $385,574 and $434,838 in net fixed assets. The following table shows how the net fixed assets is calculated.

|  | Fixed Assets | | | |
|---|---|---|---|---|
| Equipment | $ | 28,172 | $ | 23,406 |
| Leasehold Improvements | | 488,720 | | 488,720 |
| Accumulated amortization | | (122,180) | | (73,308) |
| Accumulated depreciation | | (9,138) | | (3,980) |
| | | | | |
| Fixed assets, net of depreciation and amortization | $ | 385,574 | $ | 434,838 |

NOTE 4 –LOAN

The Company has taken loans from a financial institution, which is secured by and takes payments directly from the revenue that goes through credit card payments. The loan balances as of December 31, 2019 and 2018 were $118,963, and $211,264 respectively. These balances consist of smaller loans that are taken out at the different locations. The loan fee is calculated based on the amount of the loan, usually between 10% and 13% of the loan amount. The loan is paid back out of credit card revenue and is taken out as a percentage of daily card sales. The maturity dates range between September and November 2021, and repayment begins within a week of the origination date.

NOTE 5 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2019 in 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

Authorized 10,000 shares, par value $0.001, 10,000 shares issued and outstanding. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

NOTE 7 – STOCK-BASED COMPENSATION

The Company does not yet have a stock-based compensation plan.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company leases several facilities, which generally have terms between 10 and 12 years. The following table presents future minimum lease payments under operating leases:

| Fiscal Year | | Leases |
|---|---|---|
| 2018 | $ | 671,475 |
| 2019 | | 694,405 |
| 2020 | | 567,142 |
| 2121 | | 587,109 |
| 2022 | | 601,592 |
| Thereafter | | 2,975,646 |
| Total minimum lease payments | $ | 6,097,370 |

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The various companies began operation in 2016. The Company's ability to continue is dependent upon management's plan to raise additional funds and maintain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by June 2, 2020 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has valuated subsequent events through January, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT D**

*Offering Page found on Intermediary's Portal.*



| Company Name | Pure Green Franchise |
|---|---|

| Logo |  |
|---|---|

| Headline | One of the fastest-growing juice and smoothie bar franchises in the U.S. |
|---|---|

| Cover photo |  |
|---|---|

**Hero Image**



**Tags**

**Pitch text**

## Summary

- 5 Pure Green retail locations in NYC with more underway nationwide
- Nationally recognized brand in 30+ states through separate wholesale entity
- ~$3MM total revenue in 2019, ~$1MM year-over-year growth from 2017 to 2018
- Master franchise structure for better support and rapid national growth
- Menu features handcrafted smoothies, acai bowls and cold pressed juice
- Founder has a solid track record of building successful wellness brands

## Problem

# People know they should eat healthy, but lack accessible options


THE NEED
WIDESPREAD SUFFERING
1/3
of the global population
suffers due to poor diet
COSTLY PRODUCTIVITY LOSSES
$250bn
in healthcare costs
$6.3bn
in reduced productivity
PREMATURE, PREVENTABLE DEATHS
1 in 2 Deaths
from cardiometabolic diseases


GLOBAL OBESITY
2 Billion People are Overweight or Obese
1975
<3%
(105 mm)
2017
10%
(750+ mm)
Obesity Rates Up 300% since 1975
THE ROOT CAUSE
An Unhealthy, Nutrient-Poor American Diet
9 out of every 10 Americans have a diet too high in sodium, refined sugar, saturated and trans fats
75% of Americans don't eat enough fruits, vegetables, and healthy fats
On any given day, 34% of U.S. children ages 2-19 consume fast food
49% of American adults drink an artificially sweetened beverage each day

The global obesity epidemic is rampant with two billion people either overweight or obese. It is no surprise that nine out of every 10 Americans have a diet that is too high in sodium, refined sugar or trans fats and 75 percent of Americans don't eat enough fruits, vegetables and healthy fats. Processed foods are now considered the number one cause of death and disability in America, and one out of every three people are suffering due to poor diet.

The demand for healthy products is soaring, and people now place a higher premium on their health than ever before. However, misinformation in the general media and the emergence of confusing and transient diet fads like keto, paleo, and low carb diets make it difficult for most people to know where to turn for healthy options.

One trend that has remained true and consistent over the years is superfoods. Superfoods are nutrient dense foods that ounce for ounce contain exceedingly high concentrations of rich and vital nutrients. Yet, convenient locations where people can access high quality superfoods in the United States are few and far between.

### Solution

## Superfood nutrition combined with unparalleled taste


puregreen
FRANCHISE OVERVIEW

Enter the world of Pure Green Franchise. Pure Green Franchise is a juice bar franchise on a mission to build healthier communities around the globe and make Superfoods conveniently available. Pure Green's menu features handcrafted superfood smoothies, acai bowls, pitaya bowls, superfood infused steel-cut oatmeal bowls, cold pressed juice and cold pressed juice shots. Pure Green sources

the highest quality ingredients with superfoods from around the world and has formulated products that fuel optimal performance with an unrivaled flavor profile.

Pure Green was founded in 2014 by wellness entrepreneur, Ross Franklin. Pure Green started with a single brick and mortal retail location in New York City and has since developed into an iconic omni-channel brand with national presence in 30+ states through its wholesale division and global plans for expansion through Pure Green Franchise.

While the wholesale business (Pure Green International Corp.) is separate from the franchise business, Pure Green's multiple divisions provide a distinctive advantage for its franchise division by streamlining the cold pressed juice manufacturing process. Pure Green Franchise offers direct ordering for Pure Green franchisees which is a distinctive competitive advantage for Pure Green Franchise.

### Product

# Products with unparalleled taste & nutrition


puregreen
PURE GREENS
COCONUT HYDRATE
MELON HYDR8
ROCKIN BEET
PURE GREENS
WAKE UP CALL
GRAPESHOT
GOLDEN GIRL
PURE GREENS
PURE GINGERADE
PURE WATERMELON
ACTIVE CHARCOAL

With the mission to build healthier communities around the globe, we know taste is paramount. That's why we formulated all Pure Green products to have unparalleled taste and the highest levels of nutrition from our superfood ingredients in all Pure Green products.



RETAIL CORE PRODUCTS
SMOOTHIES
Superfood Smoothies For Daily Nourishment
40%
of total sales
ACAI BOWLS
Superfood Bowls To Power Your Day
31%
of total sales
COLD PRESSED JUICE
Packed with Nutrients To Fuel Your Body
21%
of total sales
SMOOTHIES & ACAI BOWLS ACCOUNT FOR 71% OF GROSS REVENUE * AVERAGE
ROCKIN BEET
beet
carrot
apple
lemon
ginger
pure green
BLUE-BIOTIC SHOT

SUPERFOOD SMOOTHIES
HANDCRAFTED & MADE-TO-ORDER
12
Different Handcrafted Superfood Smoothies
Superfood smoothies made with the highest quality superfood ingredients


ACAI & PITAYA BOWLS
HANDCRAFTED & MADE-TO-ORDER
6
Different Acai & Pitaya Bowls
Acai is a Brazilian berry superfood loaded with antioxidants
Pitaya a.k.a. dragon fruit is loaded with vitamin C and potent antioxidants


COLD PRESSED JUICE
UP TO 5 POUNDS OF FRESH FRUITS & VEGETABLES IN EACH BOTTLE
Cold Pressed
Up to 5 pounds of pure, delicious fruits and vegetables
Taste That Can't Be Beat.
Vital Nutrients
Cold pressing is 4X more nutrient-dense and energizing than any other beverage
2-4X More Nutritious Than Any Salad.
80-Day Shelf Life
We use water pressure ("HPP") that preserves quality, taste, and nutrients
No Chemicals, Additives, or Preservatives. Ever.
pure green
GRAPESHOT


PERFORMANCE NUTRITION
• Phytonutrients
• No Added Sweetener
• Low Sugar
• Nutrient Rich
pure green
COLD PRESSED JUICE
ROCKIN BEET
beet
carrot
apple
lemon
ginger
PROUD SUPPORTER OF LOCAL & ORGANIC FARMS
NON GMO
16 oz. (473ml) | keep refrigerated
puregreen.com


OUR CORE MENU
SMOOTHIES
HANDCRAFTED + MADE-TO-ORDER + NON-GMO
PURE GREEN 9.5
kale, spinach, mango, banana, pineapple, coconut water
BANANA NUT 9.5
banana, cashew butter, coconut butter, grass-fed whey protein, almond milk
MOCHA COLD BREW 9.5
cold brew coffee, raw cacao, almond butter, banana, grass-fed whey protein, almond milk
SKINNY COCO 9
strawberries, banana, plant-based protein, coconut water
BLUE ROYALE 9.5
blueberries, almond butter, coconut butter, grass-fed whey protein, almond milk
CHOCOLATE MOUSSE 10.5
raw cacao, avocado, banana, grass-fed whey protein, coconut butter, almond milk
PURE BERRY 9
blueberries, strawberries, banana, grass-fed whey protein, coconut water
PURPLE HAZE 9
blueberries, stawberries, banana, spirulina, plant-based protein, coconut water
TROPICAL BREEZE 8.75
mango, pineapple, coconut butter, orange juice, almond milk
PINK DRAGON 10
pitaya, pineapple, mango, coconut butter, coconut water
PURE PINA COLADA 8.75
pineapple, coconut butter, coconut water
CAULI-POWER 9.5
cauliflower, almond butter, coconut butter, grass-fed whey protein, almond milk
CLEANSES
ONE TO THREE DAY OPTIONS
BEGINNER
JUICE 'TIL DINNER
4 Juices: up 'til dinner
EXPERIENCED
PURE BASIC
6 Juices: at least two green
AGGRESSIVE
PURE HARDCORE
6 Juices: at least four green
TIPS WHILE CLEANSING
Drink one juice every three hours
Avoid solid food and drink plenty of water
ACAI BOWLS
ORGANIC + FAIR TRADE + NON GMO
PURE HEALTH ACAI 9.25
Base: acai blended with banana and almond milk
Toppings: sliced banana and hemp granola
MIXED BERRY ACAI 10.25
Base: acai blended with strawberries and almond milk
Toppings: blueberries, strawberries and hemp granola
COCONUT CHIA ACAI 10.25
Base: acai blended with mango, pineapple, banana and coconut water
Toppings: apple, blueberries, chia, coconut and hemp granola
PURE GREEN ACAI 10.25
Base: acai blended with spirulina, banana and almond milk
Toppings: blueberries, sliced banana and hemp granola
ALMOND BUTTER & HEMP ACAI 10.25
Base: acai blended with banana and almond milk
Toppings: almond butter and hemp granola
PURE PITAYA 10.25
Base: pitaya blended with mango, pineapple, agave and coconut water
Toppings: blueberries, strawberries and hemp granola

## Traction

# ~3MM total revenue from 5 retail locations



LOCATIONS
NEW YORK CITY LOCATIONS
History
Pure Green opened the first location in October of 2014 and quickly grew to 5 locations in New York City.
Target Location Size
The ideal location size that Pure Green looks for are locations 500 to 900 square feet. The minimum width of street level frontage is 13 feet.
LINCOLN SQUARE
HELL'S KITCHEN
MIDTOWN MANHATTAN
SUTTON PLACE
CHELSEA
GRAMERCY PARK
GREENWICH VILLAGE
EAST VILLAGE
LOWER MANHATTAN
TRIBECA
LOWER EAST SIDE
New York
FINANCIAL DISTRICT
VINEGAR HILL
BROOKLYN HEIGHTS
CLINTON HILL
BOERUM HILL
pure green



AS SEEN ON:

am New York | Condé Nast Traveller | Well + Good | USA TODAY | Bloomberg

STANDARD UNIT OPERATION
pure green
AVOCADO TOAST COLD PRESSED JUICE ACAI BOWLS SMOOTHIES
puregreen
STORE HOURS
Monday To Friday – 7am – 9pm
Saturday To Sunday – 8am To 7pm
5 TO 8 EMPLOYEES
1 General Manager
1 Team Lead | 3 – 5 Line Staff





Pure Green retail stores have developed a devoted following of brand evangelists in New York City, one of the most competitive cities in the world. Pure Green cold pressed juice is sold in high-end hotels throughout the United States, consumed by dozens of professional sports teams and distributed to marquee locations across 30 states. The first Pure Green location opened in October of 2014 and grew to five corporately owned locations generating ~3MM total revenue in 2019 and increased year-over-year revenue by ~1MM from 2017 to 2018. Pure Green is now offering franchises across the United States and is aiming to open 50 franchised locations by December 31st, 2020.


PERFORMANCE NUTRITION
SERVICING OVER 50 PROFESSIONAL SPORTS TEAMS
NHL
NFL
NBA
MAJOR LEAGUE BASEBALL
NATIONAL BASKETBALL PLAYERS ASSOCIATION
NCAA

### Customers


TRAINING & DEVELOPMENT FOR FRANCHISEES
MICHAEL CECCHINI
DIRECTOR OF OPERATIONS
PURE GREEN UNIVERSITY
One week of intensive training at our corporate headquarters in New York City
LEADERSHIP UNIVERSITY
Training program for franchise owner and leadership teams on all management tools.
ON-GOING SUPPORT
Pure Green provides on-going support with regular weekly conference calls and on-site visits.

## Standards for guest hospitality

### Pure Green refers to customers as "guests"

Warm, friendly and an engaging guest experience is at our core with a prime focus on hospitality and educating our guests on the benefits of the superfoods in all of our products. We have created an institute called Pure Green University (PGU) to teach and reinforce our standards for hospitality.

PGU teaches Pure Green team members and new franchise partners our standards for hospitality as well as our internal systems and processes for day-to-day operations. At PGU, the focus on the guest experience is paramount.

At Pure Green, we refer to the people who walk through our doors as guests, which has more of a hospitality driven sentiment. We train our team to not refer to people as customers, which has more of a transactional feeling.

"The goal is for us to treat every guest that walks into a Pure Green location like you would treat a friend in your own home."

- Ross Franklin, Founder & CEO of Pure Green Franchise

The demographic of Pure Green fluctuates depending on where a store is located. Pure Green locations that are situated in corporate areas attract a stronger corporate crowd while locations in stronger residential areas, attract fitness enthusiasts, health conscious consumers and people looking to move toward a healthy lifestyle.

Ideal target markets for Pure Green locations are based on high volume traffic areas. Corporate sectors, college towns and locations anchored by strong fitness centers and health oriented supermarkets are prime locations to open a Pure Green.

**Business Model**

# Scalable national master franchise model




FRANCHISE INVESTMENT DETAILS
$30,000
Franchise Fee
$122,950 - $380,400
Franchise Investment Range
6% - 7% GROSS REVENUE
Royalty Fee
2% GROSS REVENUE
National Marketing Fee

Pure Green Franchise has five locations open in New York City with one location in construction and two additional corporately owned locations planned to open this year. Franchise locations are in development throughout Florida and Chicago, and we plan to enter five new states this year.

Pure Green Franchise encompasses a master franchise structure with plans for sub-franchisors in every state. Pure Green Franchise has already secured relationships with multiple sub-franchisors with groups that own or operate 100+ franchise units from one of the largest franchisors in the world.

Pure Green sub-franchisors add an additional layer of boots-on-the-ground support for Pure Green franchisees to ensure they receive the highest level of training, development and on-going support while minimizing the corporate overhead expense for the company. Sub-franchisors are also required to drive the sales of new franchisees within their respected territories.

Pure Green franchisees pay an initial $30,000 franchise fee per unit, a 6%-7% royalty on gross revenue to Pure Green Franchise plus a national marketing fee of 2% gross revenue. One third of the royalty and half the franchise fee go to the sub-franchisor in the territory where franchisee opens. To date, two sub-franchisors have been secured. The sub-franchisor model is considered to be a more rapid strategy to grow a franchise and also requires less corporate overhead compared to the traditional franchise model.

### Market

## The market is 'ripe' for Pure Green Franchise


REAL ESTATE PROCESS & STORE BUILD OUT
pure green
JUICE + SMOOTHIES
REAL ESTATE & STORE BUILD OUT
PURE GREEN PROVIDES FRANCHISEES SUPPORT WITH:
- Target Site Selection
- Lease Negotiation
- Architect Process
- General Contractor Process
- Equipment Process
- Vendor Process


pure green
pure green
pure green

Believe it or not, McDonald's and Burger King are not the largest franchises by store units. Subway is the largest QSR (Quick Serve Restaurant) franchise in the world with 42,000 store units. McDonald's and Burger King have 33,000 and 13,000 store units respectively.

The traction in the market achieved by Subway as a franchise speaks volumes to the opportunity of what is possible within the healthy QSR franchise sector.

Pure Green believes that the franchise market is ripe for a new healthy franchise to emerge and dominate the franchise industry. We have our sights set on becoming the pre-eminent healthy franchise in the world.

### Competition

## Distinctive advantages against the competition



## COLD PRESSED JUICE MADE EASY

- NO EXPENSIVE JUICING EQUIPMENT
- NO JUICE MANUFACTURING REGULATION
- NO HIGH MANUFACTURING LABOR

## STREAMLINED COLD PRESSED JUICE ORDERING FOR FRANCHISEES

## WATER PRESSURE
### TO PRESERVE FRESHNESS

Pure Green uses a cold pressure process called HPP to lock in the nutrients after our juice is cold pressed. Pressure is applied to the cold pressed juice after it is already in the bottle.

This technique uses pressure to eliminate harmful bacteria while keeping the nutrients intact.




COLD PRESSED
VERSUS CENTRIFUGAL
Pure Green's cold pressed juice is pressed on hydraulic presses that do not expose the juice to any heat or additional oxygen which damages the nutrition of the juice. This process retains the highest concentration of nutrients, live enzymes and minerals from the fruits and vegetables.
Other juices are made on centrifugal juicers that expose the juice to heat, foam and oxygen. This breaks down the nutrients and reduces the nutritional value substantially.


COLD PRESSED JUICE
BENEFITS
Nutrition as nature intended
100% cold pressed
3-5 pounds of fresh fruit + veggies
Pure vitamins, minerals, and live enzymes
pure green
COLD PRESSED JUICE
PURE GREENS
with apple lemon + ginger
kale
spinach
cucumber
celery
zucchini
romaine
PROUD SUPPORTER OF LOCAL & ORGANIC FARMS
The MIRACLE OF COLD PRESSED JUICE RETAINS 100% Live Enzymes MINERALS AND VITAMINS
NUTRITION AS NATURE INTENDED

Pure Green has distinctive advantages over other juice bar franchises:

**1. Low initial investment for franchisees**

Pure Green has a low initial investment compared to other juice bar franchises. This is a direct result of Pure Green franchisees not having to purchase expensive juicing equipment which helps to lower the start-up cost to open a Pure Green franchise.

**2. Healthier products over the competition**

Pure Green has lower sugar and calories in its products compared to other competitors. In addition, Pure Green products include nutrient dense superfoods in all its products.

**3. Nationally recognized brand**

With Pure Green cold pressed juice being sold in over 30 states through our wholesale division, brand awareness is high which is beneficial for franchisees opening in new markets.

**Vision**

# Building healthier communities around the globe



The vision for Pure Green started with our mission to transition the mainstream population into a healthy lifestyle and has evolved into building healthier communities around the globe.

We have committed to the goal of signing on 50 new franchisees in 2020 and we are focused on doubling our total number of franchisees every year thereafter.

**Investors**

# $1,796,000 raised to date*



*The business of the company was previously operated as part of Pure Green International Corp, which raised $1,796,000 through the issuance of convertible promissory notes. The company spun out of Pure Green International Corp and operates as a separate entity.

Since becoming a separate entity, the company has not conducted any capital raises. With additional funding we will be able to scale the business with the target of 50 signed franchise locations by the end of 2020.

**Founders**

# Meet Ross Franklin

## OUR FOUNDER



### ROSS FRANKLIN
### FOUNDER & CEO OF PURE GREEN FRANCHISE

Ranked as one of the top five wellness entrepreneurs by Thrive Global, Ross Franklin has two decades of experience building prestige brands within the health and wellness industry.

Franklin has grown and developed high-end fitness brands, specialty boutique fitness brands and many wellness companies throughout his career. His mission has always been centered on optimal health.

Franklin founded Pure Green based on 80/20 rule that 80 percent of optimal health is rooted in nutrition while only 20% impacted by fitness. Franklin made the shift from the fitness industry to build Pure Green with the goal more deeply impacting people's health.

Ranked as one of the top five wellness entrepreneurs in 2019 by Thrive Global, Ross Franklin, has two decades of experience building top tier brands within the health and wellness industry.



Franklin is a featured keynote speaker and sought after presenter at industry events like JuiceCon hosted by Good Nature, the annual cold-pressed juice conference which took place in Miami, Florida last year.

**Team**

| | | | |
|---|---|---|---|
| | Ross Franklin | Founder & CEO | Ranked as one of the top wellness entrepreneurs in 2019 by Thrive Global, Ross has over two decades of experience building world-class health and wellness brands. |
| | Michael Cecchini | Director of Operations | With a background in Broadway Theater, Michael now leads the show and builds the culture for Pure Green; from leading Pure Green University to franchise operations. |
| | Ryland Beard | CFO (fractional) | Ryland led the financial department at one of the nation's fastest growing franchises, helping to grow the company from 2 to 60 locations in a little over two years. |
| | Bruce Newman | Finance (fractional) | Accountant with 20+ years of international and domestic accounting specializing in annual reporting, financial statement analysis, audits, sales tax reporting and franchisor accounting. |
| | Isaac Cohen | Executive Advisor to CEO | 30+ year Owner / Operator of Multinational Businesses; Founder of IMG Holdings Inc ($360MM Global Consumer/IP Platform); COO of Jan-Bell Marketing ("JBM" on NYSE) |
| | Nikki Schlanger | Branding / Marketing | Nikki is an experience brand agency leader and CEO of NJS Branding, she specializes in digital marketing, social media strategy, SEO, email marketing, graphic design and website design. |
| | Joshua Kronfeld | Development Partner | After serving as CEO for an online fantasy sports company, Josh specialized in sales for professional sports teams for Pure Green's wholesale division. He is also a trained chef in the culinary arts. |
| | Nicole Manigault | Public Relations | Nicole has 10 years of PR experience within the health, fitness and food & beverage sectors. She has a BA from New York University, and is passionate about showcasing brands through PR initiatives. |
| | Jenna Rosen | Social Media / Influencer Marketing | Jenna specializes in growing emerging brands with partnerships, PR, brand marketing, strategy, and developing content for social media channels. |

## Perks

| | |
|---|---|
| **$100** | Personal thank you note from our Founder |
| **$250** | Personal thank you note from our Founder Listed as an early investor on our website (optional) |
| **$500** | $50 gift card redeemable at any corporate location and giftable Listed as an early investor on our website (optional) Personal thank you note from our Founder |
| **$1,000** | $100 gift card redeemable at any corporate location and giftable Personal thank you note from our Founder Listed as an early investor on our website (optional) |
| **$2,500** | Care package of cold pressed juice and shots shipped directly to your home or office (one of every flavor) $250 gift card redeemable at any corporate location and giftable Listed as an early investor on our website (optional) Personal thank you note from our Founder |
| **$5,000** | Lifetime discount of 10% off any cold pressed juice delivery Care package of cold pressed juice and shots shipped directly to your home or office (one of every flavor) $500 gift card redeemable at any corporate location and giftable Listed as an early investor on our website (optional) Personal thank you note from our Founder |
| **$10,000** | Lifetime discount of 15% off any cold pressed juice delivery Care package of cold pressed juice and shots shipped directly to your home or office (one of every flavor) $1,000 gift card redeemable at any corporate location and giftable Listed as an early investor on our website (optional) Personal thank you note from our Founder |
| **$25,000** | 1:1 call with the founder to discuss metrics, roadmap, etc Lifetime discount of 15% off any cold pressed juice delivery Care package of cold pressed juice and shots shipped directly to your home or office (one of every flavor) $1,000 gift card that can be redeemed in any corporately owned location or gifted to anyone Listed as an early investor on our website (optional) Personal thank you note from our Founder |
| **$100,000** | 1:1 in person meeting with the Founder + direct and on-going communication 1:1 call with the founder to discuss metrics, roadmap, etc Lifetime discount of 15% off any cold pressed juice delivery Care package of cold pressed juice and shots shipped directly to your home or office (one of every flavor) $1,000 gift card that can be redeemed in any corporately owned location or gifted to anyone Listed as an early investor on our website (optional) Personal thank you note from our Founder |

## FAQ

| | |
|---|---|
| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |

**EXHIBIT E**
*Form of Security*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

**Pure Green Franchise Corp.**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2020**

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[Purchase Amount] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Pure Green Franchise Corp., a New York corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $12,000,000.

See Section 2 for certain additional defined terms.

**1.** ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)     If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of such Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in such Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall be equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)     **Liquidity Event**.

(i)     If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (1) receive a cash payment equal to the Purchase Amount (subject to the following sentence) or (2) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i)(1), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)     If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (1) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (2) automatically receive from the Company a number of shares of the most recently issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)     **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

(d)     **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

## 2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)  CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)  Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving shares of the CF Shadow Series and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)  CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by law.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $4,000,000 in cash or a cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued by the Company.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

**3.** *Company Representations*

(a)     The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)     The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)     The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)     No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)     The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)     The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (v) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vi) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)     The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission ("**SEC**") to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

## 4.  *Investor Representations*

(a)     The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a legal, valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)     The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act.  The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)     The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)     The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)     The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor.  In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor.  The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)     The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)　　The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)　　The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify the Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)　　If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)　　If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to purchase or hold the Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the Investor's performance under the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)　　The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)　　The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that the Investor is prepared to bear the risk of such total loss.

**5. *Transfer Restrictions*.**

(a)      The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)      The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)      In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.  SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)      Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)      There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)     The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)     The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)     The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.  THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## 6.   *Miscellaneous*

(a)     The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)     Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investor's Crowd SAFE).

(c)     Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)     The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)     Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)     In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)     All securities issued under this instrument may be issued in whole or fractional parts.

(h)     All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(i)     Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)     The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)     In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $50,000 (a "**Major Investor**"), the Company shall provide such Major Investor with at least ten (10) business days prior written notice ("**Notice**") of the First Equity Financing, including the price and terms thereof. Following such Notice, the Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase

Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's securities.

(l) In the event the Investor is a Major Investor, the Company shall provide the Major Investor with Notice, including the price and terms thereof, of the First Equity Financing consisting of any new Equity Securities other than Excluded Securities (as defined below) (such Equity Securities other than Excluded Securities, the "**New Securities)**. The Major Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Major Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Major Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Major Investor in the manner provided in this clause. Failure by the Major Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**PURE GREEN FRANCHISE CORP.**

By: _____
Name:  Ross Franklin
Title: Chief Executive Officer
Address: 60 E 8th St, New York, NY 10003
Email:  ross@puregreenfranchise.com

**INVESTOR:**

By: _____
Name:

**Exhibit A – CF Shadow Series Proxy**

**Irrevocable Proxy**

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*"), dated [Date of Crowd SAFE], between Pure Green Franchise Corp., a New York corporation (the "*Company*") and [Investor Name] ("*Stockholder*"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into CF Shadow Series (as defined in the Crowd SAFE) of capital stock pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC d/b/a Republic (the "*Intermediary*") as another holder of CF Shadow Series of capital stock hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of CF Shadow Series of capital stock owned by the Stockholder as of the date of this irrevocable proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 609 of the New York Consolidated Laws, Business Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this irrevocable proxy. This irrevocable proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this irrevocable proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

*(Signature page follows)*

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**INVESTOR:**

By:
Name:

Date

**INTERMEDIARY:**

By:
Name: Authorized Signatory, OpenDeal Portal
LLC d/b/a Republic
Date

**EXHIBIT F**
*Video Transcript*



# Pure Green Franchise Video Transcript

**Ross Franklin** *(CEO):* Pure Green is a national omni-channel brand with presence in over 30 states. All of our products have unparalleled taste and we source superfoods from all around the globe. Our Mission at Pure Green Franchise is to build healthier communities around the globe and our goal for 2020 is to award 50 Pure Green Franchises and then double it every year thereafter.

**Michael Cecchinni** *(DOO):* Warm, Friendly and Engaging Hospitality is at our core. Part of what makes the guest experience so memorable at Pure Green is our Culture and that's why we developed Pure Green University. Pure Green University is where we teach out our new team members and new franchise partners the nutritional benefits of our products so they can make that experience more memorable for our guests.

**Ross Franklin** *(CEO):* A major point of difference about Pure Green Franchise is our low start-up costs for franchisees. Pure Green's wholesale division sells our franchisees pre-made juice that is ready to sell that cuts all the expensive equipment costs and juice manufacturing and Pure Green franchisees can open up a Pure Green location for a fraction of the start-up cost compared to our competitors.

**Michael Cecchinni (***(DOO):* The driving force behind Pure Green is always our People. Whether it be hiring a new team member or awarding a franchise, we are always looking for people who are always looking for people in alignment with our values and have health and wellness at their core.

**Ross Franklin** *(CEO):* The reason we built such momentum in the industry is the quality of our products. We formulated all of our products to have the highest levels of nutrition and unapparelled taste and it is this balance of taste and nutrition that sets us apart in the industry.

**Michael Cecchinni** *(DOO):* Inclusiveness has always been one of our guiding principles, if you share our passion for health and wellness, we would like to invite you to join us in our mission of building healthier communities around the world.